UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2025; or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to

Commission file number: 1-14446

TD 401(k) Retirement Plan

c/o TD Bank US Holding Company

2211 Congress St, Suite 180

Portland, ME 04102

(Full title of the plan)

THE TORONTO-DOMINION BANK

(Name of issuer of the securities held pursuant to the plan)

P.O. BOX 1

TORONTO-DOMINION CENTRE

KING STREET WEST AND BAY STREET

TORONTO, ONTARIO M5K1A2

CANADA

(Address of principal executive offices)

TD 401(k) Retirement Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of TD 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of TD 401(k) Retirement Plan (the Plan) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the "supplemental schedule"), has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan's auditor since 2008.

New York, New York

June 23, 2026

TD 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2025	2024
Assets
Noninterest-bearing cash	$392,039	$17,485
Investments, at fair value (see Note 6)	6,812,852,771	5,805,928,413
Total investments	6,813,244,810	5,805,945,898

Notes receivable from participants	82,426,866	77,509,087
Employer core contributions receivable	90,112,589	86,107,520
Employer matching contributions receivable	2,867,139	1,601,384
Total receivables	175,406,594	165,217,991

Net assets available for benefits	$6,988,651,404	$5,971,163,889

See accompanying notes.

TD 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2025	2024
Additions:
Additions to net assets attributed to:
Interest and dividends	$71,684,057	$64,254,415
Net appreciation in fair value of investments	935,818,949	620,449,039
Net investment income	1,007,503,006	684,703,454

Contributions:
Participant	250,912,224	233,461,552
Employer	210,388,506	198,025,637
Rollovers	53,254,779	36,772,259
Total contributions	514,555,509	468,259,448
Transfer from merged employee benefit plans	—	315,861,942
Other adjustments (Note 1)	(1,254,561)	25,399
Total additions, net	1,520,803,954	1,468,850,243

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	501,880,052	438,498,087
Administrative expenses	1,436,387	1,362,089
Total deductions	503,316,439	439,860,176

Net increase in net assets available for benefits	1,017,487,515	1,028,990,067

Net assets available for benefits:
Beginning of year	5,971,163,889	4,942,173,822
End of year	$6,988,651,404	$5,971,163,889

See accompanying notes.

TD 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2025 and 2024

1. DESCRIPTION OF THE PLAN

The TD 401(k) Retirement Plan (the “Plan”) is a defined contribution plan sponsored by TD Bank U.S. Holding Company (the “Company”), an indirect wholly-owned subsidiary of The Toronto-Dominion Bank. The following provides only general information about the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Capitalized terms used herein but not defined shall have the meaning attributed to them in the Plan document.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended effective January 1, 2024 to reflect the effect of the acquisition of Cowen Inc (“Cowen”). The acquisition of Cowen Inc. by The Toronto-Dominion Bank was completed March 1, 2023. The Cowen 401(k) Plan merged into the TD 401(k) Retirement Plan on January 1, 2024. The total assets transitioned were $316 million and Cowen employees were eligible to participate in the Plan upon merger date. The Plan was amended in 2025 retroactively to reflect certain changes under the Coronavirus Aid, Relief, and Economic Security Act of 2020 (i.e., the CARES Act). The Plan was restated generally effective January 1, 2025 to reflect certain legislative changes under the Setting Every Community Up for Retirement Enhancement Act of 2019 (i.e., SECURE Act) and the Setting Every Community Up for Retirement Enhancement 2.0 Act of 2022 (i.e., SECURE 2.0 Act), and other clarifying changes as identified in the “Contributions” section of this disclosure.

Plan Administration

The Plan is administered by the U.S. Retirement Committee (the “Plan Administrator”) as delegated by the Human Resources Committee of The Toronto-Dominion Bank Board of Directors. The Plan Administrator has delegated the record-keeping, trustee and custodial responsibilities of the Plan to T. Rowe Price (the “Trustee”).

Contributions

Participants may contribute to the Plan up to 50% of their eligible compensation on a pre-tax basis, a Roth after-tax basis, or a combination of both. Eligible compensation considered for this purpose meets the standards defined by the Internal Revenue Code (the “Code”) for safe harbor plans and includes, but is not limited to, regular earnings, overtime pay, commissions, bonuses, and incentives. Participants may also roll over their account balances from a prior employer’s eligible employer plan (e.g., a 401(k) plan, profit sharing plan, or 403(b) tax sheltered annuity) or from a traditional individual retirement account or annuity.

Participants are eligible for employer matching contributions on the first of the month following (or coincident with) completion of twelve months of service with the Company or an affiliate. The employer match was designed to meet the standards for safe harbor treatment as defined by the Code. The Plan matches for the Plan Year at the rate of one dollar ($1.00) for each one dollar ($1.00) of Salary Deferrals made on behalf of the Participant up to the first three percent (3%) of his or her Earnings while a Participant; plus fifty cents ($0.50) for each one dollar ($1.00) of Salary Deferrals made on his or her behalf in excess of the first three percent (3%) and not exceeding the first six percent (6%) of such Earnings while a Participant. Matching contributions for the years ended December 31, 2025 and 2024 totaled $120.3 million and $111.9 million, respectively. Participants’ contributions are subject to Code annual deferral limitation, which was $23,500 for 2025 and $23,000 for 2024. Catch-up contributions (within the meaning of Section 414(v) of the Code), in addition to contributions up to the annual deferral limitation, can also be made by participants who reach age 50 during the Plan year. Participants are only permitted to make catch-up contributions after they have already contributed the annual deferral limitation amount for the year. The regular catch-up contribution limit was $7,500 for the years ended December 31, 2025 and 2024, respectively. Beginning in 2025, as permitted under the SECURE 2.0 Act, participants between the ages of 60 and 63 are permitted to make “super” catch-up contributions. The super catch-up contribution limit was $11,250 for the year ended December 31, 2025.

TD 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2025 and 2024

1. DESCRIPTION OF THE PLAN (CONTINUED)

The Plan also includes an employer core contribution for all eligible employees. To be eligible for a core contribution, an employee must first complete a year of service with the Company or an affiliate and be at least 21 years of age. Once this requirement is met, a participant is eligible for an allocation for the Plan year if they are employed on the first and last day of the year and work at least 1,000 hours during the year. The core contribution is determined based on the sum of a participant’s age and years of service (both calculated in whole years on the first day of each year) in accordance with the following schedule:

Core Contribution
(Percentage of
Eligible
Years of Age +Years of Service	Compensation)
Less than 35	2.0%
35 – 44	2.5%
45 – 54	3.0%
55 – 64	4.0%
65 – 69	5.0%
70 or more	6.0%

The core contributions for 2025 and 2024 were $90.1 million and $86.1 million, respectively. The core contributions were paid to the Plan in February 2026 and 2025, respectively.

Participant Accounts

Each participant’s account reflects the participant’s contributions, rollover, and Company contributions as well as earnings or losses on those contributions. Participant accounts are reduced by withdrawals and any applicable direct expenses.

Vesting

Participant contributions, any safe harbor employer matching contributions, and any earnings thereon are immediately vested.

Participants whose employment is terminated for any reason other than death or becoming disabled prior to reaching Normal Retirement Age, as defined by the Plan, shall have a non-forfeitable interest in the value of their core contributions, and any earnings thereon, in accordance with the following schedule:

Vested
Years of Vesting Service (as defined by the Plan)	Percentage
Less than three years	0%
Three or more years	100%

Notwithstanding the foregoing, any prior Plan balances from merged plans shall continue to vest in accordance with their respective vesting schedules.

TD 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2025 and 2024

1. DESCRIPTION OF THE PLAN (CONTINUED)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2025 or 2024. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded. No losses on participant loans have been recorded as of December 31, 2025 or 2024.

Participants may borrow from their accounts, excluding balances related to core contributions. The minimum amount that a participant may borrow is $1,000 and the maximum is equal to the lesser of $50,000 or 50% of the account balance. Loans must be paid over a period of up to five years (up to 15 years for the purchase of a principal residence). The loans are secured by the balance in the participant’s account and bear interest at a fixed rate established by the Plan Administrator based on the Prime Rate as reported in The Wall Street Journal on the date that the loan application is processed. Interest rates range from 3.25% to 9.5% on loans outstanding at December 31, 2025 and 2024. Principal and interest are paid through payroll deductions.

Benefits

Participants may elect, at any time, to withdraw all or a portion of their account related to a rollover contribution, including earnings on those contributions. After attaining age 59½, participants may withdraw all or part of their total account balance. In the event of a qualifying hardship, participants may withdraw their participant contributions, rollover contributions, certain balances from prior plans (as further defined in the Plan document), and related earnings.

Upon termination of employment, participants can elect to take a lump sum distribution or leave their account balance in the Plan. If the participant’s vested account balance is less than $1,000, the participant is automatically paid a single lump sum equal to the value of his or her vested account. In the event of death, the balance in the participant’s account is paid to the designated beneficiary as provided by the Plan.

Participant Investment Options

Each participant has the option of allocating employee and employer contributions into various investment options offered by the Plan. Investment options include mutual funds, common collective trust funds, and common shares of The Toronto-Dominion Bank. A participant’s investment direction with respect to future contributions and the reinvestment of all or a portion of their account is subject to a 20 percent limitation on investments in common shares of The Toronto-Dominion Bank.

Forfeitures

Amounts in which the participant does not have a vested interest shall be forfeited by the participant after five consecutive one-year breaks in service, as defined by the Plan document. At December 31, 2025 and 2024, forfeited non-vested accounts from terminated employees totaled $1,568,025 and $1,017,079, respectively, and were maintained in a separate account and are available to offset future employer contributions. For the years ended December 31, 2025 and 2024, employer contributions were reduced by $1,826,255 and $1,002,070, respectively, from forfeited accounts and are included in Other adjustments on the Statements of Changes in Net Assets Available for Benefits.

TD 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2025 and 2024

1. DESCRIPTION OF THE PLAN (CONTINUED)

Voting Rights

Each participant is entitled to exercise voting rights attributable to The Toronto-Dominion Bank common shares allocated to his or her account and is notified by the transfer agent prior to the time that such rights are to be exercised. The Trustee is permitted to vote in the best interest of Plan participants’ shares for which instructions have not been given by a participant.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and are presented on the accrual basis of accounting.

Management Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A fair value measurement reflects all of the assumptions that market participants would use in pricing the asset or liability, including assumptions about the risk inherent in a particular valuation technique, the effect of a restriction on the sale or use of an asset, and the risk of non-performance.

Mutual funds are valued based on the daily closing price reported by the fund and common collective trusts are valued based on net asset value (“NAV”) as a practical expedient that is based on the underlying investments of the fund. See Note 6 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded as of the ex-dividend date. Net appreciation includes the Plan’s gains on investments bought and sold as well as held during the year.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Administrative Expense

In accordance with the Plan provisions, all eligible administrative expenses may be paid by the Plan unless paid by the Company. Administrative expenses amounting to $1,436,387 and $1,362,089 were paid by the Plan for the years ended December 31, 2025 and 2024, respectively, which were debited directly from participant accounts.

TD 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2025 and 2024

3. ACCOUNTING CHANGES

There were no recent accounting pronouncements adopted for the Plan in the current year, nor are there any recent accounting pronouncements being evaluated for adoption by the Plan in future years.

4. FEDERAL INCOME TAX STATUS

The Plan received a determination letter from the Internal Revenue Service (the “IRS”) dated October 27, 2014 stating that the Plan document (including the trust agreement) submitted for review is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. The Plan was most recently amended and restated effective January 1, 2025. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt. On December 19, 2025, the Company submitted an application to the IRS requesting a new determination letter with respect to the Plan.

U.S. GAAP requires Plan Management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025 there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. ADMINISTRATION OF PLAN ASSETS

The Plan’s assets, which include a company stock fund (that holds The Toronto-Dominion Bank common shares), are held by the Trustee of the Plan. T. Rowe Price serves as the recordkeeper and Trustee for the Plan. T. Rowe Price serves as a directed Trustee who will act based on direction of the Plan Administrator or participants, as appropriate. Company contributions are held by the Trustee, who invests contributions received, reinvests interest and dividend income, and processes distributions to participants. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

6. FAIR VALUE MEASUREMENTS

U.S. GAAP establishes a three-level fair value hierarchy based on the nature of data inputs for fair value disclosure. This hierarchy requires maximum use of observable inputs, and minimum use of unobservable inputs when measuring fair value. These levels are as follows:

Level 1

Quoted market prices in active markets that the Plan has access to for identical assets and liabilities. Level 1 instruments include equity securities and mutual funds that are traded in an active exchange market.

Level 2

Observable inputs other than Level 1 prices, such as quoted market prices for similar (but not identical) assets or liabilities in active markets, quoted market prices for identical assets or liabilities in markets that are not active and other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Fair value is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

TD 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2025 and 2024

6. FAIR VALUE MEASUREMENTS (CONTINUED)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 as compared to those used at December 31, 2024.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds: Valued at the daily closing price reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities Exchange Commission. These funds are required to publish their daily NAV and transact at that price. Mutual funds held by the Plan are deemed to be actively traded.

Common Collective Trusts: Reported by the issuer at fair value based on the value of the underlying investments divided by the number of units outstanding, less liabilities, to arrive at NAV per unit. NAV is used as a fair value practical expedient. There are no restrictions on redemptions from the collective trusts.

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Noninterest-bearing cash and contribution receivables reported in the Statements of Net Assets Available for Benefits are presented at carrying amounts which approximate fair values.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2025 and 2024. There were no changes between levels for the years ended December 31, 2025 and 2024:

	Assets at Fair Value as of December 31, 2025
	Level 1	Level 2	Level 3	Total
Mutual Funds	$491,337,919	$—	$—	$491,337,919
Common Stock	267,257,794	—	—	267,257,794
Total assets in fair value hierarchy	$758,595,713	$—	$—	$758,595,713
Investments measured at net asset value – Common Collective Trust				6,054,257,058
Total investments at fair value				$6,812,852,771

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Mutual Funds	$462,528,504	$—	$—	$462,528,504
Common Stock	155,326,392	—	—	155,326,392
Total assets in fair value hierarchy	$617,854,896	$—	$—	$617,854,896
Investments measured at net asset value – Common Collective Trust				5,188,073,517
Total investments at fair value				$5,805,928,413

TD 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2025 and 2024

7. RELATED-PARTY TRANSACTIONS

The Plan owned 2,837,132 and 2,917,475 shares of common stock of The Toronto-Dominion Bank, valued at $267,257,794 and $155,326,392 at December 31, 2025 and 2024, respectively, from which the Plan received dividends of $8,633,099 and $9,076,320 for years ended December 31, 2025 and 2024, respectively. Certain Plan investments were managed and held in trust by T. Rowe Price during the years ended December 31, 2025 and 2024. Consequently, T. Rowe Price is a party-in-interest.

8. RISKS AND UNCERTAINTIES

The Plan and its participants invest in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, liquidity, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is probable that changes in the value of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

9. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. Upon discontinuance or termination, forfeitures shall be allocated to the accounts of participants on such date. In the event the Plan terminates, participants will become 100% vested in their accounts.

10. SUBSEQUENT EVENT

The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2025 through June 23, 2026, the date the financial statements were issued. Based on this evaluation, the Plan has determined that there were no events that were required to be recorded or disclosed in the financial statements.

Supplemental Schedule

TD 401(k) Retirement Plan

Plan No. 003     EIN 01-0437984

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2025

Party in		Number of Shares/Units	Current
Interest	Identity of Issue	Description/Asset	Value
Cash and Cash Equivalents:
	CASH AND CASH EQUIVALENTS		$392,039

Mutual Funds:
	DODGE & COX STOCK X	Registered investment co. 29,554,448 shares	490,308,287
*	TRP GOVERNMENT MONEY	Registered investment co. 86 shares	86
	VANGUARD TREASURY MNY MRKT	Registered investment co. 1,029,546 shares	1,029,546

Common Stock:
*	TORONTO DOMINION BANK STOCK	Registered investment co. 2,837,132 shares	267,257,794

Common Trust Funds:
	BLACKROCK TOTAL RETURN BOND L	Common collective trust 10,107,670 shares	115,455,871
	EARNEST SMID CAP CORE CLASS 1	Common collective trust 121,408 shares	2,130,708
	MFS INTL EQUITY FUND CLASS 4	Common collective trust 7,105,679 shares	161,725,262
*	TRP RETIREMENT BALANCED TR-E	Common collective trust 578,139 shares	13,250,938
*	TRP RETIREMENT 2005 TR-E	Common collective trust 841,834 shares	19,799,937
*	TRP RETIREMENT 2010 TR-E	Common collective trust 1,054,950 shares	26,605,848
*	TRP RETIREMENT 2015 TR-E	Common collective trust 2,096,815 shares	57,934,991
*	TRP RETIREMENT 2020 TR-E	Common collective trust 5,050,204 shares	152,415,157
*	TRP RETIREMENT 2025 TR-E	Common collective trust 9,919,316 shares	328,428,546
*	TRP RETIREMENT 2030 TR-E	Common collective trust 14,255,283 shares	521,458,250
*	TRP RETIREMENT 2035 TR-E	Common collective trust 13,797,999 shares	553,437,749
*	TRP RETIREMENT 2040 TR-E	Common collective trust 12,361,758 shares	532,420,934
*	TRP RETIREMENT 2045 TR-E	Common collective trust 11,701,538 shares	524,813,969
*	TRP RETIREMENT 2050 TR-E	Common collective trust 8,149,608 shares	367,873,315
*	TRP RETIREMENT 2055 TR-E	Common collective trust 5,313,163 shares	240,101,855
*	TRP RETIREMENT 2060 TR-E	Common collective trust 4,907,113 shares	141,766,503
*	TRP RETIREMENT 2065 TR-E	Common collective trust 3,017,811 shares	54,320,596
*	TRP RETIREMENT 2070 TR-E	Common collective trust 34,557 shares	378,744
*	TRP STABLE VALUE COMM TR FD-F	Common collective trust 386,849,597 shares	386,849,597
	VANGUARD DVLPD MRKTS IDX TR D	Common collective trust 3,943,527 shares	138,654,402
	VANGUARD INST EXT MKT IDX B	Common collective trust 26,693 shares	3,428,173
	VANGUARD INST TTL BD MKT IDX B	Common collective trust 1,106,907 shares	122,025,384
	VANGUARD INST 500 IDX TR B	Common collective trust 7,050,052 shares	980,732,763
	WILLIAM BLAIR LARGE CAP GR A	Common collective trust 25,393,907 shares	608,247,566
			$6,813,244,810
	* Notes receivable from participants	Loans granted to Plan Participants varying maturities, interest rates from 3.25% to 9.50%	82,426,866
	Total Investments and Loans		$6,895,671,676
*	Denotes party in interest

Note: Cost information has not been included because all investments are participant directed.

Exhibit

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm (filed herewith)

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

TD 401(K) RETIREMENT PLAN

By:	/s/ LISA KINSEY
Lisa Kinsey
Plan Administrator

Date: June 23, 2026